February 5, 2019

Via EDGAR and Federal Express

Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Attention: Nudrat Salik, Staff Accountant	Confidential Treatment Requested by Sunrun Inc. RUN-001

Re:	Sunrun Inc.
Request for Confidential Treatment

Ladies and Gentlemen:
On behalf of Sunrun Inc. (the “Company” or "Sunrun"), and pursuant to the Company’s conversation with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we are hereby submitting copies of the following agreements (collectively, the “Agreements”) for the Staff’s review:

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Participation Agreement. This agreement provides for the contribution of certain residential solar projects (referred to as the “Projects”) by Sunrun to its consolidated wholly-owned subsidiary identified as “Owner/Lessor” as described on page 3 of the Company's December 3, 2018 correspondence with the Commission.  The Participation Agreement sets forth the criteria an individual residential solar project must meet in order to be contributed into the applicable investor fund and qualify as a Project. The individual contributions are executed pursuant to Contribution and Assignment Agreements (a form of which is provided as Exhibit B to the Participation Agreement).

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Master Lease. This agreement provides for the lease of each Project to a wholly-owned subsidiary of the applicable investor (identified as “Tenant”) for an initial term plus potential renewal. The Master Lease includes the assignment of the associated Customer Agreement for each Project, which gives the Tenant the right to receive the cash collected from individual customers. As described on pages 3 and 4 of the Company's December 3, 2018 correspondence with the Commission, the Master Lease is a lease for tax purposes and the assignment of the Customer Agreements is accounted for as debt pursuant to the sale of future revenues under ASC 470.

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Pass Through Agreement. The form of Pass Through Agreement is included as Exhibit E to the Participation Agreement.  It provides for the sale (from an accounting perspective) by Sunrun to the Tenant of the right to claim the investment tax credit (ITC) on each of the Projects in

CONFIDENTIAL TREATMENT REQUESTED

exchange for cash and as such is accounted for as revenue under ASC 606.  Such sale is referenced on pages 6 and 7 of the Company's December 3, 2018 correspondence with the Commission as (from a tax perspective) the election to pass through the ITCs relating to the Projects pursuant to the provisions of Section 50(d)(5) of the Internal Revenue Code.

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Operation and Maintenance Agreement (O&M Agreement). This agreement provides for the Investor’s engagement of Sunrun as an independent contractor for the purpose of operating, managing and overseeing maintenance of the Projects for an initial five-year term (subject to renewal).  It describes the included O&M services, service fees, and defines what constitutes excluded services outside the scope of the O&M arrangement. The O&M Agreement is described on pages 7 and 8 of the Company's December 3, 2018 correspondence with the Commission.

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Ancillary Documents. The other documents we have included consist of bank account control agreements, parent company guarantees, the Transition Manager Agreement, an example Tranche Request and the other exhibits and schedules to the four main transaction documents described above. These documents are operational in nature and do not significantly impact the economics or decision-making abilities of the transaction parties.

Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by a request for confidential treatment of the Agreements in their entirety. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.
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CONFIDENTIAL TREATMENT REQUESTED

Please confirm receipt of this letter and its enclosures by date stamping the enclosed copy of the first page of this letter and returning it to the undersigned in the enclosed postage-paid envelope.
Please contact me at (415) 693-2125 or mpaz@cooley.com if you have any questions regarding the foregoing.
Very truly yours,
/s/ Marleina Paz
Marleina Paz, Esq.

Enclosures
cc:	Jeanna Steele, Sunrun Inc. (w/o encl.)
Calise Chene, Cooley LLP (w/o encl.)

CONFIDENTIAL TREATMENT REQUESTED